VIA EDGAR

January 3, 2014

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Mail Stop 3720

100 F. Street, N.E.

Washington, D.C. 20549

Re:Remark  Media, Inc.

Amendment No. 1 to Form 10-Q for Quarter Ended September 30, 2013

Filed December 19, 2013

Response dated December 13, 2013

File No. 001-33720

Dear Mr. Spirgel:

This letter is in response to your letter dated December 24, 2013, with respect to the above-referenced filings by Remark Media, Inc. (the “Company”).

The following responds on a comment-by-comment basis to the numbered comments in your letter of December 24, 2013.

Form 10-Q/A for Fiscal Quarter Ended September 30, 2013

Changes in Internal Control over Financial Reporting

1.	COMMENT:

We note your response to comment one. Your Form 10-Q for the period ended September 30, 2013, which was filed following a restatement, did not include a conclusion on the effectiveness of Disclosure Controls and Procedures, as required by Item 307 of Regulation S-K; or a certification from your principal executive officer, as required by Item 601(b)(31) of Regulation S-K. Please clarify whether the company has controls in place to prevent such significant omissions from a filing and explain why management believes that disclosure controls and procedures were effective despite the lack or failure of controls to prevent these material omissions.

RESPONSE:

As stated on pages 24-25 of the Company’s Amendment No. 2 to its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (the “Q3 2013 10-Q”), the Company's principal executive officer and principal financial officer evaluated the effectiveness of the Company's disclosure controls and procedures,

Mr. Larry Spirgel

Unites States Securities and Exchange Commission

January 3, 2014

with the participation of the Company's management, and concluded that the Company's disclosure controls and procedures were effective as of September 30, 2013.  Although required disclosure as to the conclusions of the Company's principal executive officer and principal financial officer on the effectiveness of the Company’s disclosure controls and procedures and the required certifications of the Company’s principal executive officer were inadvertently omitted from the Q3 2013 10-Q, the Company believes that these omissions were an isolated incident and the Company does not believe that these omissions indicate that its disclosure controls and procedures were not in place or were not effective as of September 30, 2013.  Notwithstanding the foregoing, the Company understands and acknowledges these omissions and advises the Commission on a supplemental basis that the Company recently underwent a transition with respect to a number of the parties regularly involved in the review of the Company’s filings with the Commission.  The Company recently restructured its finance department, including hiring a new Chief Financial Officer as of October 31, 2013, and adding personnel as employees and contractors.  The Company believes that these actions will improve the Company’s disclosure controls and procedures to help the Company avoid future omissions in its filings with the Commission.

Item 6. Exhibits

2.	COMMENT:

We note your response to comment three. Because certifications relate to the entire report, your amendment to provide certifications must include the entire Form 10-Q. Refer to Exchange Act Rules CDI 161.08 and refile your document as appropriate.

RESPONSE:

The Company’s Amendment No. 2 to its Q3 2013 10-Q includes the entire Form 10-Q.

Mr. Larry Spirgel

Unites States Securities and Exchange Commission

January 3, 2014

Thank you for your time and consideration.  We look forward to your response.

Sincerely yours,

/s/ Bradley Zimmer
Bradley Zimmer,

Chief Operating Officer

General Counsel